SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2016

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule, the Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

Dallas, Texas
June 29, 2017

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2016 and 2015

Statements of Net Assets Available for Benefits

	December 31,
Assets	2016	2015
Investments, at fair value:
Torchmark Corporation common stock	$59,165,994	$53,985,848
Pooled separate accounts	77,014,111	71,580,745
Short-term investments	2,310,247	1,988,777
	138,490,352	127,555,370
Investments, at contract value:
Unallocated annuity contract	36,664,734	31,798,941

Total investments	$175,155,086	$159,354,311

Notes receivable from participants	1,324,327	1,420,179
Accrued investment income	1,199	326
Total assets	$176,480,612	$160,774,816

Total liabilities	—	—

Net assets available for benefits	$176,480,612	$160,774,816

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2016 and 2015

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2016	2015
Investment income:
Cash dividends—Torchmark common stock	$492,761	$403,368
Dividends on pooled separate accounts and unallocated annuity contract	1,011,837	929,041
Interest income—notes receivable from participants	54,956	58,736
Interest income—short-term investments	9,328	1,217
	1,568,882	1,392,362

Net appreciation in fair value of investments	18,770,576	3,369,930

Contributions:
Participant contributions	6,984,868	6,850,921
Rollover contributions	983,332	1,182,102
Employer contributions	2,790,173	2,493,071
	10,758,373	10,526,094

Total additions	31,097,831	15,288,386
Benefits paid to participants	15,392,035	14,290,565
Net increase in net assets	15,705,796	997,821

Net assets available for benefits:
Beginning of plan year	160,774,816	159,776,995

End of plan year	$176,480,612	$160,774,816

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the “Plan”) was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation (“Torchmark”) and began operating on April 5, 1982.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in an unallocated annuity contract of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The interest rate credited on the unallocated annuity contract varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2016 and 2015 was 3.00%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value; for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan’s interest in the unallocated annuity contract is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“US GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

in the near term and those changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates. The plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Torchmark received a determination letter dated August 10, 2015 from the Internal Revenue Service (“IRS”) stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees through May 10, 2016, upon enrollment, can contribute up to 30% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan was amended effective May 11, 2016 to allow eligible employees to contribute up to 60% of their annual compensation, subject to certain limitations. The Plan originally allowed eligible participant contributions to be made on an after-tax basis. Effective January 1, 2007, the Plan was amended to no longer permit salary deferrals to be made on an after-tax basis, but to be made on a pre-tax salary deferral basis only under a traditional 401(k) plan. Effective May 11, 2016, the Plan was further amended to permit Roth contributions into the Plan.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

For any employee who becomes an eligible employee on or after January 1, 2012 and does not affirmatively elect otherwise, that employee shall be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee’s one year anniversary from his date of hire.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 100% of the participant’s contribution equal to the first 1% of compensation and 50% of a participants' contributions of the next 5% of a participant’s contribution (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employees' one year anniversary from his date of hire.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the loan is made or 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the last business day of the month plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the loan to be in default, the loan balance is reduced and a benefit payment is recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2016 and 2015, the following companies were participating employers in the Plan:

•	Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)

•	Globe Life And Accident Insurance Company, “Globe”, (McKinney, Texas)

•	United American Insurance Company, “United American”, (McKinney, Texas)

•	American Life and Accident Insurance Company, “American Life”, a subsidiary of Globe which has ceased operations (McKinney, Texas)

•	Torchmark Corporation, “Torchmark”, (McKinney, Texas)

•	Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)

•	Family Heritage Life Insurance Company of America, “Family Heritage”, (McKinney, Texas)

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

All participating employers are either direct or indirect wholly-owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	—%
2 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. If any portion of the after-tax employer account is withdrawn, the participant may not make contributions to the Plan for six months following such withdrawal. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency, in-service; age 59 ½, or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $6,905 and $10,675 at December 31, 2016 and 2015, respectively. The Plan applied forfeitures to reduce employer matches of $63,333 and $206,253 for 2016 and 2015, respectively.

NOTE C—FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

•	Short term investments: Valued at the net asset value of shares held by the Plan at year end.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Pooled separate accounts: Valued, as a practical expedient, at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stocks	$59,165,994	$—	$—	$59,165,994
Short term investments	2,310,247	—	—	2,310,247
Total assets in the fair value hierarchy	$61,476,241	$—	$—	$61,476,241
Pooled separate accounts(a)	—	—	—	77,014,111
Total investments at fair value	$61,476,241	$—	$—	$138,490,352

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common stocks	$53,985,848	$—	$—	$53,985,848
Short term investments	1,988,777	—	—	1,988,777
Total assets in the fair value hierarchy	$55,974,625	$—	$—	$55,974,625
Pooled separate accounts(a)	—	—	—	71,580,745
Total investments at fair value	$55,974,625	$—	$—	$127,555,370

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE D—RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Investors Bank & Trust, a party-in-interest to the Plan, during 2016 and 2015, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund.

NOTE E—REPORTABLE TRANSACTIONS

During the years ended December 31, 2016 and 2015, there were no reportable transactions, loans in default or uncollectable, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

NOTE F—SUBSEQUENT EVENTS

Effective February 15, 2017, the Liberty National Life Insurance Company 401(k) Plan (“LNL 401(k)”) was merged into and with the Torchmark Corporation Savings and Investment Plan (“TCSI”). On the date of the merger, total plan assets transferred from the LNL 401(k) Plan into the TCSI Plan equaled $9,585,465 and consisted of Torchmark Corporation common stock, pooled separate accounts, short-term investments, an unallocated annuity contract, and notes receivable from participants. Effective December 31, 2016, the TCSI Plan was amended to provide for the upcoming merger of the LNL 401(k) Plan into and with the TCSI Plan. Per this amendment, no reductions in the benefits accrued by or on behalf of each participant in the LNL 401(k) Plan occurred as a result of the merger into and with the TCSI Plan. Each employee who was a participant in the LNL 401(k) Plan as of the effective date of the merger shall be a participant in the TCSI Plan, and service under the LNL 401(k) Plan shall be counted as service under the TCSI Plan for purposes of determining vesting service. Additionally, all such benefits earned by any such participant pursuant to the terms and provisions of the LNL 401(k) Plan will hereinafter be paid in accordance with the terms of the TCSI Plan.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

Also effective February 15, 2017, the Liberty National Life Insurance Company Defined Contribution Plan (“LNL DC”) was merged into and with the TCSI Plan. On the date of the merger, total plan assets transferred from the LNL DC Plan into the TCSI Plan equaled $5,422,031. An additional $1,650 of dividends and earnings were received by the LNL DC Plan through April 2017, with the last remaining amounts being transferred to the TCSI Plan on April 17, 2017, for a total asset transfer from the LNL DC Plan to the TCSI Plan of $5,423,681. Effective December 31, 2016, the TCSI Plan was amended to provide for the upcoming merger of the LNL DC Plan into and with the TCSI Plan. Per this amendment, any discretionary profit sharing contribution by the employer that was made available to participants under the LNL DC Plan shall be made available to those same participants under the TCSI Plan following the same criteria used to determine eligibility of the participants to receive the benefits and the methods used to calculate the benefits as was formerly done under the LNL DC Plan.

***********

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
December 31, 2016

Schedule H, Part IV, Line 41
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

Identity of Issue	Description of Investment			Cost	Current Value
*Torchmark Corporation	802,142	shares	$1 par value of common stock	**	$59,165,994

*Voya Financial, Inc.	Pooled Separate Accounts:
	223,224	units	American Funds EuroPacific Growth Fund	**	3,238,860
	292,878	units	American Funds The Income Fund of America	**	4,750,653
	159,572	units	BlackRock Health Sciences Opportunities Portfolio	**	3,503,824
	22,566	units	Columbia Mid Cap Index Fund	**	467,826
	70,118	units	DFA US Targeted Value Portfolio	**	843,837
	101,199	units	Fidelity VIP Contrafund Portfolio	**	6,978,312
	88,426	units	Lord Abbett Developing Growth Fund	**	1,751,293
	45,107	units	Oppenheimer Developing Markets Fund	**	398,478
	62,538	units	Oppenheimer International Growth Fund	**	613,570
	71,810	units	RidgeWorth Mid Cap Value Equity Fund	**	1,688,114
	284,463	units	T. Rowe Price Blue Chip Growth Fund	**	6,064,620
	113,519	units	T. Rowe Price Retirement 2015 Fund	**	2,443,196
	96,321	units	T. Rowe Price Retirement 2020 Fund	**	2,196,814
	244,613	units	T. Rowe Price Retirement 2025 Fund	**	5,844,720
	100,822	units	T. Rowe Price Retirement 2030 Fund	**	2,507,934
	183,850	units	T. Rowe Price Retirement 2035 Fund	**	4,682,997
	48,574	units	T. Rowe Price Retirement 2040 Fund	**	1,250,289
	115,151	units	T. Rowe Price Retirement 2045 Fund	**	2,968,165
	31,775	units	T. Rowe Price Retirement 2050 Fund	**	818,238
	26,518	units	T. Rowe Price Retirement 2055 Fund	**	683,127
	478	units	T. Rowe Price Retirement 2060 Fund	**	5,126
	118,351	units	T. Rowe Price Retirement Balanced Fund	**	2,101,422
	19,339	units	T. Rowe Price Science and Technology Fund	**	1,017,402
	49,292	units	Templeton Global Bond Fund	**	1,390,388
	345,453	units	Vanguard Small Cap Index Fund Admiral Shares	**	3,485,862
	56,507	units	Vanguard Total Bond Market Index Fund	**	841,640
	134,876	units	Voya GNMA Income Fund	**	1,403,724
	64,177	units	Voya High Yield Portfolio	**	1,382,109
	69,492	units	Voya Intermediate Bond Porfolio	**	1,929,957
	11,558	units	Voya International Index Portfolio	**	124,053
	128,983	units	Voya US Stock Index Portfolio	**	2,920,052
	104,807	units	VY T. Rowe Price Diversified Mid Cap Growth Portfolio	**	3,274,253
	122,254	units	VY T. Rowe Price Equity Income Portfolio	**	3,170,914
	24,803	units	VY Templeton Foreign Equity Portfolio	**	272,342
					77,014,111

*Investors Bank & Trust	2,310,247	shares	Investors Bank & Trust Investcash Fund	**	2,310,247
					138,490,352
*Voya Financial, Inc.	Unallocated Annuity Contract-Voya Fixed Account			**	36,664,734
					175,155,086
*Participant Loans	Notes receivable from Plan participants, various interest rates, maturing from 1 to 60 months			—	1,324,327
					$176,479,413
*Indicates a party-in-interest to the plan
**Cost is omitted when reporting investments that are participant directed.

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 27, 2017 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2016).

99.2	Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2017, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

Date: June 29, 2017